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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)


The Chicago Dock and Canal Trust
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

1673391
(CUSIP Number)

Fred Eychaner,  c/o Newsweb Corporation, 1645 W. Fullerton
Avenue, Chicago, IL 60614  (312) 975-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1673391

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fred Eychaner     (S.S.# ###-##-####)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
103,000

8 SHARED VOTING POWER
-100- (See Item 4)

9 SOLE DISPOSITIVE POWER
103,000

10 SHARED DISPOSITIVE POWER
-100- (See Item 4)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,100 (See Item 4)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14 TYPE OF REPORTING PERSON*
IN


SCHEDULE 13D

CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Newsweb Corporation   (I.R.S.# 362728759)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
-0-

8 SHARED VOTING POWER
-100-

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
-100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .002%

14 TYPE OF REPORTING PERSON*
CO


SCHEDULE 13D

CUSIP No. 1673391

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WPWR-TV Channel 50 Foundation     (I.R.S.# 36-3805338)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
430,200

8 SHARED VOTING POWER
-0-

9 SOLE DISPOSITIVE POWER
430,200

10 SHARED DISPOSITIVE POWER
-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
430,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14 TYPE OF REPORTING PERSON*
CO

Item 1. Security and Issuer

In accordance with Rule 101 (a)(2) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 11 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995, as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995, as amended and supplemented by Amendment No. 2 dated July 28, 1995, as amended and supplemented by Amendment No. 3 dated November 3, 1995, as amended and supplemented by Amendment No. 4 dated March 4, 1996, as amended and supplemented by Amendment No. 5 dated June 20, 1996, as amended and supplemented by Amendment No. 6 dated October 1, 1996, as amended and supplemented by Amendment No. 7 dated December 10, 1996, as amended and supplemented by Amendment No. 8 dated December 19, 1996, as amended and supplemented by Amendment No. 9 dated
December 23, 1996 and as amended and supplemented by Amendment No. 10 dated December 30, 1996 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the shares of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 hereby is amended to add the following paragraph at the end of such section:

This Schedule 13D is also being filed by WPWR-TV Channel 50
Foundation (the "Foundation"). The Foundation is a private charitable foundation located at 1645 West Fullerton Avenue, Chicago, Illinois 60614. See Item 4.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 hereby is amended to add the following sentence at the end of such section:

The Shares were contributed to the Foundation by Eychaner as a charitable contribution.

Item 4.  Purpose of Transaction.

Item 4 hereby is amended to add the following paragraph at the end of such section:

On February 3, 1997, Eychaner contributed 430,200 Shares to the
Foundation. Mr. Eychaner is the President and Treasurer and one of five directors of the Foundation. Eychaner disclaims beneficial ownership of the 430,200 Shares.

Item 5. Interest in Securities of the Issuer

Item 5 hereby is amended by deleting such section in its entirety and replacing it with the following:

(a) Eychaner beneficially owns 103,100 Shares representing 1.8% of the outstanding Shares. Newsweb Corporation beneficially owns 100 Shares representing .002% of the outstanding Shares. The
Foundation beneficially owns 430,200 Shares representing 7.4% of the outstanding Shares.

(b) Eychaner has the sole power to vote and the sole power to dispose of 103,000 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to vote and the sole power to dispose of -0-Shares. Newsweb Corporation has the shared power to vote and the shared power to dispose of 100 Shares. The Foundation has the sole power to vote and the sole power to dispose of 430,200 Shares. The Foundation has the shared power to vote and the shared power to dispose of -0- Shares.

(c) See Item 4.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Eychaner ceased to be the beneficial owner of more than 5% of the Shares on February 3, 1997.



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 6, 1997

/s/ FRED EYCHANER
-----------------------
Fred Eychaner



NEWSWEB CORPORATION

/s/ FRED EYCHANER
-----------------------
Fred Eychaner, President



WPWR-TV CHANNEL 50 FOUNDATION

/s/ FRED EYCHANER
-----------------------
Fred Eychaner, President